SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                               Commission File Number: 000-27391


(Check one)

[ ]   Form 10-K and Form 10-KSB   [ ] Form 11-K

[ ]   Form 20-F   [X] Form 10-Q And Form 10-QSB     [ ] Form N-SAR

For period ended      September 30, 2002
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[ ]   Transition Report on Form 10-K and Form 10-KSB

[ ]   Transition Report on Form 20-F

[ ]   Transition Report on Form 11-K

[ ]   Transition Report on Form 10-Q and Form 10-QSB

[ ]   Transition Report on Form N-SAR

For the transition period ended
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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:   TARGITINTERACTIVE, INC.
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Former name if applicable:
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Address of principal executive office (Street and number):   155 Commerce Way
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City, state and zip code:  Portsmouth, New Hampshire 03801
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                                    PART II
                            RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or
[X] portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q,10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         This is the first quarterly report filed by the registrant since its change of control in July 2002. Also, the registrant's auditors have not completed their review of the Form 10-QSB. The delay is due, in part, to management requiring additional time to internally verify data from the registrant's books and records. For these reasons, the registrant requires additional time to prepare a complete and accurate accounting of the quarter ended September 30, 2002.

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                                    PART IV
                               OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

        Aaron Gibitz           (603)            766-8300
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        (Name)                (Area Code)     (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

 [X]   Yes        [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 [X]   Yes       [ ]  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         For the quarter ended September 30, 2002, net revenues declined 41.7% to $445,879 compared to $765,569 for the same quarter last year. Net losses were $725,406 for the quarter ended September 30, 2002, compared to $1.91 million last year. Fully diluted losses per share were $0.019 for the quarter ended September 30, 2002, compared to $0.15 in 2001.

         For the nine months ended September 30, 2002, net revenues declined 48.1% to $1.73 million compared to $3.33 million for the same period last year. Net losses decreased 43.8% to $2.13 million compared to $3.79 million in 2001. Fully diluted losses per share were $0.055 for the nine months ended September 30, 2002, compared to $0.73 in 2001.

         Revenues for the three and nine months ended September 30, 2002, were negatively affected by the general decrease in the advertising market and, in particular, the loss of advertising revenue from Internet-based companies, many of which have significantly curtailed their advertising spending or have ceased business altogether. Net losses decreased primarily due to lower expenses (both payroll and general and administrative) resulting from a contraction of the registrant's workforce and lower revenues. The losses per share decreased due to both the decrease in the registrant's net losses and increase in the number of the registrant's outstanding shares.

         The registrant's viability as a going concern has continued to be dependent upon its ability to raise working capital from equity and debt financing. The registrant experienced losses from operations since inception and had a working capital deficit at September 30, 2002. At September 30, 2002, the registrant had $60,889 in cash, $227,375 in accounts receivable (net of allowance for doubtful accounts of $187,816), and $8,361 in prepaid expenses and other current assets. Current liabilities were $4.86 million, which primarily consists of $4.37 million in accounts payable, $499,481 in accrued expenses, and $181,154 in notes payable.

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                             TargitInteractive, Inc.
                             -----------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 15, 2002                  By: /s/ Aaron Gibitz
                                              ------------------------
                                                  Aaron Gibitz,
                                                  Principal Executive Officer




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